

Mail Stop 7010

October 14, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Munjit Johal
Chief Financial Officer
Davi Skin, Inc.
4223 Glencoe Avenue, Suite B130
Marina Del Ray, California 90292

> RE: Form 10-KSB for the fiscal year ended December 31, 2007
> Form 10-Q for the period ended June 30, 2008
> File No. 1-14297

Dear Mr. Johal:

We have reviewed your response letter dated October 7, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

Note 2. Description of Business, History and Summary of Significant Policies, page F-4

2. We note your response to prior comment 2. Please address the following:

- We note the additional disclosures you intend to provide regarding perishable inventory. It is unclear what additional disclosures you intend to provide regarding non-perishable inventory. You should address how you also test your non-perishable inventory for recoverability, including the specific methodologies, estimates, and assumptions you use in your recoverability tests. Please show us the additional disclosures you intend to provide; and

- Based on your sales projections, please tell how you determined that inventory was recoverable and excess inventories did not need to be classified as noncurrent as of December 31, 2007, March 31, 2008 and June 30, 2008. Specifically please tell us what your twelve month sales projections were as of December 31, 2007, March 31, 2008, and June 30, 2008 and your basis for these sales projections. Tell us how your appropriately revised your sales projections for each subsequent quarter in which you did not have significant inventory sales.   In addition, provide us with, and revise future filings to include, more information about the your bulk sales discussions, including when these discussions were initiated, the amount of inventory that could be sold, the sales price you would receive for such a bulk sale, and the current status of these discussions.

Note 5. Notes Payable, page F-6

3. We note your response to prior comment 3. Please address the following:

- Your proposed disclosures do not appear to address the First Amended and Restated Loan Agreement with Gisela Brinkhuas and the additional consideration given to her, which includes warrants and shares of common stock. Please disclose how you accounted for this transaction including the additional consideration given. You should disclose the value and accounting of each component of additional consideration given, including the warrants; and

- Please disclose how you accounted for the additional consideration given to Amin S. Lakha, including the warrants and cash. Please disclose the value of the warrants.

Note 8. Capital Stock Transactions

Preferred Stock, page F-8

4. We note your response to prior comment 4. Your presentation of earnings per share
    on your statements of operations does not indicate that you considered these
    dividends in your determination of earnings per share in accordance with paragraph 9
    of SFAS 128 and EITF Topic D-82. Please provide us with your earnings per share
    calculation for the three and six months ended June 30, 2008 which shows your
    consideration of these dividends. Please also disclose whether you have any
    dividends accrued at each balance sheet date and which balance sheet line item
    includes these accrued dividends. Refer to paragraph 15 of EITF Topic D-98.

5. Please disclose all of the significant rights and terms associated with the preferred
    stock, including the redemption terms and the redemption value. Refer to paragraphs
    4 though 8 of SFAS 129. Your disclosures should address how you determined it was
    appropriate to classify the preferred stock as temporary equity. Refer to EITF Topic
    D-98.

6. We note your response to prior comment 5. Please further advise how you
    determined that changes in the carrying value of the preferred stock would not impact
    earnings per share. Refer to paragraph 18 of EITF Topic D-98.

7. We note your response to prior comment 6. In a similar manner to your response,
    please disclose the terms of the Registration of Rights Agreement and Irrevocable
    Voting Proxy and Trust Agreement as well as the actual and potential implications of
    each agreement. Please also disclose in which situations the Irrevocable Voting
    Proxy and Trust Agreement could result in the removal of management and change in
    control. Finally, please disclose how you determined the appropriateness of your
    $60,000 accrual, including whether there is a reasonably possible range of loss in
    excess of this accrual. If so, please quantify such range.

*   *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief